

02005064



VD 2-21-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-041585~~

8-49511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LEVCO Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rockefeller Plaza, 25th Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norris Nissim (212) 332-8437
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

787 Seventh Avenue	New York	New York	10019
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEVCO Securities, Inc., as of December 31, 19 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman
Title

Karen E. Lee
Notary Public

KAREN E. LEE
Notary Public, State of New York
No. 01LE6002739
Qualified in Rockland County
Commission Expires February 17, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

LEVCO Securities, Inc.

December 31, 2001

LEVCO Securities, Inc.

Statement of Financial Condition

December 31, 2001

Contents



Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder of
LEVCO Securities, Inc.

We have audited the accompanying statement of financial condition of LEVCO Securities, Inc. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Management of the Company. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LEVCO Securities, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 17, 2002

LEVCO Securities, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash equivalents	$132,086
Receivable from broker	283,812
Total assets	$415,898
Liabilities and stockholder's equity	
Due to affiliate	$ 10,984
Stockholder's equity:	
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	149,991
Retained earnings	254,913
Total stockholder's equity	404,914
Total liabilities and stockholder's equity	$415,898

See notes to statement of financial condition.

LEVCO Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2001

1. Organization

LEVCO Securities, Inc. (the "Company") was organized as a corporation under the laws of the state of Delaware in June 1996 and commenced operations on June 28, 1996. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company generates commissions by introducing customer securities transactions to a third-party clearing broker-dealer whereby that broker-dealer clears transactions for the Company's customers on a fully-disclosed basis. Accordingly, the Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with such transactions. The Company is a wholly-owned subsidiary of John A. Levin & Co., Inc. (which is wholly-owned by Levin Management Co., Inc.), which in turn is a wholly-owned subsidiary of BKF Capital Group, Inc.

2. Significant Accounting Policies

Commissions earned on securities transactions and related expenses are recorded on a trade-date basis.

The Company considers money market funds and United States Treasury Bills with maturities at acquisition of less than three months to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

3. Income Taxes

The Company will be included in the consolidated federal, and combined state and local income tax returns filed by BKF Capital Group Inc. As such, the Company computes taxes at an effective rate of approximately 47% of income before taxes. The provision for income taxes accrued is included in due to affiliate in the statement of financial condition.

LEVCO Securities, Inc.

Notes to Statement of Financial Condition (continued)

4. Receivable from Clearing Broker

The Company acts as an introducing broker and all transactions for its customers are cleared through and carried by a major U.S. securities firm on a fully disclosed basis. The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. In the event the customer is unable to fulfill its contracted obligation to the clearing broker, the Company may be exposed to off-balance sheet risk.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $404,672 which was $399,672 in excess of its required minimum net capital.

6. Related Party Transaction

The Company has a services arrangement whereby Levin Management Co., Inc. provides all services to the Company including, among other things, employee services, office space, equipment and administrative support. The agreement may be terminated by either party upon 90 days' notice.

The Company earns substantially all its commission revenue from certain investment advisory accounts of John A. Levin & Co., Inc.